FOR IMMEDIATE RELEASE         Contact - Guy T. Marcus
- ---------------------         Vice President-Inv. Rel.
May 21, 1996                  (214) 978-2691


             1996 SHAREHOLDERS' MEETING AND SECOND QUARTER DIVIDEND
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     DALLAS, Texas -- At Halliburton Company's (NYSE-HAL) annual meeting in
Dallas today, the company's shareholders elected all ten nominees to the board of directors and ratified the appointment of Arthur Andersen LLP to audit the company's financial statements for the year 1996. Also, Halliburton's shareholders approved a proposal to amend Halliburton's 1993 stock and long term incentive plan.

     At the board of directors meeting following the shareholders meeting, the board declared a second quarter dividend of 25 cents per share of the common stock, payable June 26, 1996 to shareholders of record at the close of business June 5, 1996.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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                       The Exhibit Index appears on Page 4